MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

September 9, 2010

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

September 10, 2010 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Amex), as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that it commenced trading on OTCQX in the United States and concurrently delisted from NYSE Amex at the opening of trading markets on September 9, 2010.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) common shares commenced trading under the symbol PFRMF at the opening of markets this morning on the OTC market’s highest tier, OTCQX International. Delisting of the Company’s common shares from the NYSE Amex Equities exchange (“NYSE Amex”) as announced on August 19, 2010 (see NR #10-08), took effect concurrently.

“We are pleased to have provided a seamless transition for trading of the Company’s shares, from NYSE Amex to OTCQX,” states Tom Shrake, President and CEO of Pacific Rim. “Pacific Rim and its shareholders have enjoyed a very productive relationship with NYSE Amex over the past eight years and have benefited greatly from the Amex listing. However, it was a sound business decision for Pacific Rim to delist from AMEX as the dilution cost to our shareholder base to maintain our listing, as well as annual ongoing listing fees are simply too costly. Management believes the Company’s shares are better suited to the OTCQX trading platform at this time. US investors can take comfort that Pacific Rim continues as an SEC-registered issuer and will continue to complete the public filings and disclosures commensurate with SEC registration. The Company’s shares may still be purchased and sold through all normal trading channels. The Company remains listed on the Toronto Stock Exchange (“TSX”).

“The OTCQX platform supports a transparent marketplace with high quality issuers, financial information disclosure and efficient trading for U.S. investors,” said R. Cromwell Coulson, President and CEO of Pink OTC Markets. “We are pleased to welcome Pacific Rim Mining to OTCQX.” The innovative OTCQX platform offers companies and their shareholders a level of marketplace services formerly available only on a U.S. stock exchange. For more information and to view a full list of OTCQX companies, visit www.otcqx.com.

Dorsey & Whitney LLP will serve as Pacific Rim’s Principal American Liaison (“PAL”) on OTCQX, responsible for providing guidance on OTCQX requirements.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report: Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

September 9, 2010